Exhibit 12

FORD MOTOR CREDIT COMPANY AND SUBSIDIARIES

CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES

	For the Years Ended December 31,

	2004	2003	2002	2001	2000

	(in millions)
Earnings
Income from continuing operations before income taxes	$4,431	$2,956	$1,979	$1,493	$2,495
Less: Equity in net (loss)/income of affiliated companies	(2)	12	13	5	(22)
Fixed charges	5,364	5,865	6,965	8,958	8,939

Earnings before fixed charges	$9,797	$8,809	$8,931	$10,446	$11,456

Fixed charges
Interest expense	$5,333	$5,831	$6,929	$8,922	$8,910
Rents	31	34	36	36	29

Total fixed charges	$5,364	$5,865	$6,965	$8,958	$8,939

Ratio of earnings to fixed charges	1.83	1.50	1.28	1.17	1.28

      For purposes of our ratio, earnings consist of the sum of pre-tax income from continuing operations before adjustment for minority interests in consolidated subsidiaries, less equity in net income or loss of affiliated companies, plus fixed charges. Fixed charges consist of interest on borrowed funds, amortization of debt discount, premium, and issuance expense, and one-third of all rental expense (the proportion deemed representative of the interest factor).

12-1